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                          August 10, 2020

       Sukhi Jagpal
       Chief Financial Officer
       Sierra Oncology, Inc.
       2150     885 West Georgia Street
       Vancouver, British Columbia, Canada V6C 3E8

                                                        Re: Sierra Oncology,
Inc.
                                                            Registration
Statement on Form S-3
                                                            File No. 333-241443
                                                            Filed August 6,
2020

       Dear Mr. Jagpal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences